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                     UNITED STATES
           SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549


                     SCHEDULE 13D

       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                  (AMENDMENT NO. 1) *

                 TWIN CITY BANCORP, INC.
      --------------------------------------------
                   (Name of Issuer)

        COMMON STOCK, PAR VALUE $1.00 PER SHARE
      --------------------------------------------
            (Title of Class of Securities)

                      901412 10 6
      --------------------------------------------
                    (CUSIP Number)


                    THAD R. BOWERS
                   JUDITH O. BOWERS
              c/o TWIN CITY BANCORP, INC.
                 310 STATE AT EDGEMONT
                BRISTOL, TENNESSEE 37620
      --------------------------------------------
     (Name, address and telephone number of person authorized to receive notices and communications)


                       MAY 24, 2000
-------------------------------------------------------
(Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           (Continued on following pages)
                 (Page 1 of 8 Pages)
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CUSIP No. 901412 10 6      13D                 Page 2 of 8 Pages

1.   NAMES OF REPORTING PERSONS:

          THAD R. BOWERS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [   ]
          (b)  [   ]

3.     SEC USE ONLY

4.     SOURCES OF FUNDS*  PF; SC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)  [   ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
       UNITED STATES OF AMERICA

NUMBER OF         7.    SOLE VOTING POWER 3,840
SHARES
BENEFICIALLY      8.    SHARED VOTING POWER 62,262
OWNED BY
EACH              9.    SOLE DISPOSITIVE POWER 37,530
REPORTING
PERSON WITH      10.    SHARED DISPOSITIVE POWER 62,262

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON  99,792

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*  [ X ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  8.6%

14.    TYPE OF REPORTING PERSONS*  IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 901412 10 6      13D                 Page 3 of 8 Pages

1.   NAMES OF REPORTING PERSONS:

          JUDITH O. BOWERS

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
      ONLY)

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a)  [   ]
          (b)  [   ]

3.     SEC USE ONLY

4.     SOURCES OF FUNDS*  PF; SC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)  [   ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION:
       UNITED STATES OF AMERICA

NUMBER OF         7.    SOLE VOTING POWER             0
SHARES
BENEFICIALLY      8.    SHARED VOTING POWER      26,337
OWNED BY
EACH              9.    SOLE DISPOSITIVE POWER   10,107
REPORTING
PERSON WITH      10.    SHARED DISPOSITIVE POWER 26,337

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON  36,444

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*  [ X ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11  3.2%

14.    TYPE OF REPORTING PERSONS*  IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
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ITEM 1.   SECURITY AND ISSUER.

The class of equity security to which this statement relates is the common stock, par value $1.00 per share ("the Common
Stock"), of Twin City Bancorp, Inc. (the "Issuer"), whose principal executive offices are located at 310 State at Edgemont, Bristol, Tennessee 37620.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The names of the reporting persons are Thad R. and Judith O. Bowers, husband and wife.

     (b)  The business address of the reporting persons is 310
          State at Edgemont, Bristol, Tennessee 37620

     (c) Mr. Bowers' principal occupation is President and Chief Executive Officer of the Issuer and its wholly owned subsidiary, Twin City Federal Savings Bank (the "Bank") and Mrs. Bowers' principal occupation is Senior Vice President of the Bank

     (d) During the last five years, neither Mr. Bowers nor Mrs. Bowers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither Mr. Bowers nor Mrs. Bowers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. and Mrs. Bowers are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. and Mrs. Bowers acquired beneficial ownership of 38,493 shares (adjusted for a 3-for-2 stock split) with approximately $257,000 in personal funds in the initial public offering of the Issuer. In addition, Mr. and Mrs. Bowers have acquired 20,214 shares from the Issuer through the vesting of restricted stock awards under the Issuer's Management Recognition Plan ("MRP"). Mr. and Mrs. Bowers have also acquired 45,323 shares with personal funds and Issuer matching contributions through the Issuer's Defined Contribution Thrift Plan (the "401(k) Plan") and have had 10,748 shares allocated to their accounts in the Issuer's Employee Stock Ownership Plan (the "ESOP"). Finally, Mr. and Mrs. Bowers have the right to acquire 43,797 shares pursuant to options issued under the Issuer's 1995 Stock Option and Incentive Plan (the "Option Plan").

                       Page 4 of 8 Pages
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ITEM 4.   PURPOSE OF TRANSACTION.

The shares covered by this statement were acquired and are held, or are expected to be acquired and held, for investment purposes. Depending upon a continuing assessment and upon future developments, each reporting person may determine, from time to time or at any time, to acquire other shares of the Issuer or to sell or otherwise dispose of some of the shares. Other than as described above or in their capacities as executive officers of the Issuer, neither reporting person has any plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;
     (g) Changes in the Issuer's corporate charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of
          1934; or
     (j)  Any action similar to any of those enumerated above.

     Each reporting person reserves the right to change his or her investment purpose with respect to any and all shares of the Common Stock of the Issuer beneficially owned and to take any and all lawful action with respect to such shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Bowers may be deemed the beneficial owner of 99,792 shares of the Issuer's Common Stock and Mrs.
          Bowers may be deemed the beneficial owner of 36,444 shares of the Issuer's Common Stock.

     (b) Mr. Bowers has sole voting power over 3,840 shares of the Common Stock and sole dispositive power over 37,530 shares including 33,690 shares which he has the right to acquire pursuant to options. Mr. Bowers shares voting and dispositive power with Mrs. Bowers over 16,189 shares which they hold jointly. Mr. Bowers may be deemed to share voting and dispositive power with the plan trustees over

                  Page 5 of 8 Pages
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          46,073 shares held in his accounts in the Issuer's
          ESOP and 401(k) Plan. Mrs. Bowers has sole dispositive power over 10,107 shares of the common stock which she has the right to acquire pursuant to options. Mrs. Bowers may be deemed to have shared voting and dispositive power over 26,337 shares including 16,189 shares held jointly with Mr. Bowers, 150 shares held jointly with her adult children and 9,998 shares held in her accounts in the Issuer's ESOP and 401(k) Plan.

     (c) On May 24, 2000, Mr. and Mrs. Bowers became vested in 4,050 shares of restricted stock awarded to them under the Issuer's MRP and in options to acquire 8,760 shares under the Option Plan. Neither reporting person has effected any other transactions in the Common Stock of the Issuer during the sixty days before the date of this statement, other than open market purchases on their behalf by the Issuer's 401(k) plan which had not been reported to the reporting persons as of the date of this statement.

     (d) Except as described in response to Item 2(b), no other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from a sale of, shares beneficially owned by the reporting persons.

     (e) The reporting persons have not ceased to be beneficial owners of more than five percent of the shares of the Common Stock of the Issuer.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The reporting persons have not entered into any material contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

The following materials are filed as exhibits to this statement:

     Exhibit 1:     Joint Filing Agreement between Thad R. and
                    Judith O. Bowers

                  Page 6 of 8 Pages
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                      SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  May 24, 2000               /s/ Thad R. Bowers
                                  ---------------------------
                                  Thad R. Bowers



Date:  May 24, 2000               /s/ Judith O. Bowers
                                  ---------------------------
                                  Judith O. Bowers

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                                                       Exhibit 1
            AGREEMENT RELATING TO FILING OF
              JOINT ACQUISITION STATEMENT
          PURSUANT TO RULE 13d-1(f) UNDER THE
      SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



     Thad R. Bowers and Judith O. Bowers hereby agree that the statement on Schedule 13D with which this agreement is filed as an exhibit is filed on behalf of each of them.



Date:  May 24, 2000               /s/ Thad R. Bowers
                                  ---------------------------
                                  Thad R. Bowers



Date:  May 24, 2000               /s/ Judith O. Bowers
                                  ---------------------------
                                  Judith O. Bowers